Resin Systems Starts Commercial Shipments

Calgary, Alberta, September 24, 2007: Resin Systems Inc. (“RS”) (RS - TSX / RSSYF - OTCBB), a developer of innovative advanced material products, today announced that it has started shipments of RStandard™ utility poles from its contract manufacturer’s, Global Composite Manufacturing, Inc.("Global"), production facility in Tilbury, Ontario. RS announced the start of commercial production by Global on August 27, 2007.

The resumption of predictable and increasing shipments to customers follows the combined efforts of RS and Global to solve the previously announced manufacturing challenges encountered by RS in 2006. RS now confirms that these issues have been solved and improvements include:

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eliminating production interruptions due to equipment and automation performance issues;

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reducing material waste (loss of material during the manufacturing process) to negligible and sustainable targeted levels;

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consistently maintaining scrap levels (finished product not meeting RS's quality control) within target levels; and

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solving staff availability and cost issues by moving production to southwestern Ontario.

Global is currently operating the first production cell with one shift and plans to add second and third shifts in the fourth quarter. Full production (three shifts) is expected by year-end. With consistent production results and the start of shipments from the first cell, RS and Global are now focused on implementing the improvements on the second production cell. Commissioning and production on the second cell is anticipated in the first of half of 2008.

“Resuming shipments to customers is what we have worked so hard to achieve this year,” said Paul Giannelia, president and chief executive officer. “We are confident in reaching full production on the first cell by year-end and commissioning the second cell in the first half of 2008."

Reader Advisory

Certain information set forth in this news release including management's assessment of RS’s and Global Composite Manufacturing, Inc.’s future plans and operations, contains forward-looking statements which are based on RS's current internal expectations, estimates, projections, assumptions and beliefs, and which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as anticipate", "believe", "plan", "estimate", "expect", "predict", "intend", "will", "may", "could", "would", "should" and similar expressions intended to identify forward-looking statements. These statements are not guarantees of future performance and reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause RS's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, RS's lack of revenues and unpredictability of future revenues; the uncertainty of the profitability of existing and contemplated products of RS; RS’s future capital requirements; RS’s future labour requirements; competition from established competitors with greater resources; the uncertainty of developing a market for RS’s products or for third party products incorporating its products; RS’s reliance on third parties to manufacture and sell its RStandard products and to manufacture and sell a line of rollers based on its RStandard composite tubes; RS’s reliance on third party licensees in international markets; the risks associated with rapidly changing technology; RS's reliance on third parties to supply raw materials to it so it may make its Version resin and RStandard composite tubes; intellectual property risks, risks associated with international operations, foreign exchange rate fluctuations and changes in general economic, market and business conditions. Many of these risks and uncertainties are described in RS's 2006 Annual Information Form and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission. The forward-looking statements are made as of the date hereof and RS assumes no obligation to update or revise such statements to reflect new events or circumstances unless otherwise required to by applicable securities laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

About RS

RS is a developer of innovative advanced material products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel. The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the RStandard™ composite roller tube and the award winning RStandard™ modular composite utility pole. For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version" and "RStandard" are trademarks of RS.

For further information please contact:

Resin Systems Inc.

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000 Fax: (403) 219-8001

Email: info@grouprsi.com